Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

November 27, 2023

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas O’Leary
Margaret Schwartz

Re:	ProSomnus Inc.
Registration Statement on Form S-1
Filed November 1, 2023
File No. 333-275241

Ladies and Gentlemen:

On behalf of our client, ProSomnus, Inc. (“ProSomnus” or the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 15, 2023, relating to the above referenced Registration Statement on Form S-1 filed with the Commission on November 1, 2023 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (the “Amendment No. 1”). For the Staff’s reference, both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Securities and Exchange Commission

November 27, 2023

General

1.	In relation to the 5,454,524 shares of common stock issuable upon the exercise of the transaction warrants issued in the September 20, 2023, private placement, please tell us your basis for registering the offering of these shares on a primary basis. In this regard, we note that these shares and warrants were issued pursuant to the exemptions provided in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, and are exercisable within one year. Please consider the rationale set out in Securities Act Section C&DI Questions 139.09, 239.15, and 103.04.

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to reflect the registration of the offering of the 5,454,524 shares of common stock issuable upon the exercise of the transaction warrants issued in the September 20, 2023 private placement on a secondary basis rather than on a primary basis.

*****

Securities and Exchange Commission

November 27, 2023

Please direct any questions regarding the Company’s responses or the Registration Statement to Andrew Hoffman at (650) 849-3240 or ahoffman@wsgr.com or Austin March at (512) 338-5410 or amarch@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Andrew Hoffman
Andrew Hoffman

cc:	Leonard Liptak, ProSomnus, Inc.
Brian Dow, ProSomnus, Inc.

Austin March, Wilson Sonsini Goodrich & Rosati, P.C.